7 January 2005

ISSUED ON BEHALF OF REED ELSEVIER PLC

Disclosure of Interest in Voting Shares of Reed Elsevier PLC

Reed Elsevier PLC received a notification dated 5 January 2005, in accordance with Part VI of the Companies Act 1985 (as amended), that the interest of Legal & General Group plc and/or its subsidiaries in the ordinary shares of Reed Elsevier PLC is 55,610,716 shares, representing 4.37% of the Company's current issued share capital.